Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

S-1

SunPower Inc.

Table 1: Newly Registered and Carry Forward Securities

Line Item Type	Security Type	Security Class Title	Notes	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Newly Registered Securities
Fees to be Paid	Equity	Common stock, par value $0.0001 per share	(1)	457(a)	45,571,137	$0.61	$27,798,393.57	0.0001381	$3,838.96

Total Offering Amounts:							$27,798,393.57		3,838.96
Total Fees Previously Paid:
Total Fee Offsets:
Net Fee Due:									$3,838.96

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Offering Note(s)

(1)	Pursuant to Rule 416(a) of the Securities Act, there are also being registered an indeterminable number of additional shares of common stock, par value $0.0001 per share (“common stock”), of SunPower Inc. (the “Company”) as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

Includes up to: (i) 19,300,991 shares of common stock issued by the Company pursuant to separately- and privately-negotiated Exchange Agreements with certain holders of its 12.0% Convertible Senior Notes due 2029, 10.0% Convertible Senior Secured Notes due 2029 and 7.0% Convertible Senior Notes due 2029 in exchange for approximately $10.7 million of cash interest otherwise payable on July 1, 2026, October 1, 2026 and January 1, 2027, and (ii) 26,270,146 shares of common stock issued or issuable by the Company pursuant to the terms of separately- and privately-negotiated OTC Equity Prepaid Forward Transaction Settlement Agreements and related Forward Purchase Agreements.

Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the shares of Common Stock on the Nasdaq Stock Market on July 20, 2026. This calculation is in accordance with Rule 457(c) of the Securities Act.